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        Filed by Board of Trade of the City of Chicago (CBOT)
        Subject Company - Board of Trade of the City of Chicago
        Pursuant to Rule 425 under the Securities Act of 1933
        File No. 132-01854
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The following presentation was delivered to CBOT members and membership interest holders on August 16, 2000.

                                 2000 Finances

Brief description of the actions of the Finance Committee since I took over as chairman this January.

The Finance Committee started this year focused on cost-cutting and cost-containment. To accomplish this, we conducted meetings with department heads. We discussed their respective budgets and requested them to identify any areas within those departments where costs could be cut or deferred. There was a hold put on projects that were deemed non-essential, and budgeted positions were left open.

To that end our head count has been reduced to 750 from 834 last year and 932 budgeted at the beginning of 1999. We are still working closely with Glen Johnson and CBOT staff to re-examine all departments and all projects to make sure we get our operating costs down.

There was a question posted on Membernet regarding the marketing department. That budget was reduced from $20 million in 1998 to $9.5 million in 2000. And they were given the responsibility of member readiness for Eurex.

This years Finance Committee has also further revised down our volume projections from 260 million, which last years Finance Committee, approved to
230. We will be monitoring that closely. I believe most of that decline can be attributed to the decline in 30 year T-Bond trading.















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We are also directing Glen Johnson to prepare next year's budget and cash flow requirements as though annualized volume will be 200 million contracts. That would be a decline. This type of conservative approach is necessary to insure for adequate cash reserves.

The drop in this years volume produced a corresponding drop in this years volume produced a corresponding drop in revenue of $13 million dollars.

In response to this decline the committee determined to recommend a revenue enhancement package that includes:

1.  Imposition of dues
2.  An increase in member exchange fees
3.  An increase in delegate fees
4. Surcharges for licensed products and block trading fee for any new agencies products.

We have a well publicized payment of 20.7 million dollars due on our business/ building. This payment will reduce debt to approximately 64 million dollars.

We have to insure adequate cash reserves to provide for strategic initiatives such as order routing, ACE Alliance debt repayment.

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We need to reconcile all of the costs of the Alliance platform to our budget. I know there are concerns regarding the DBS operating agreement and the decision to outsource market supervision. In particular the costs of operating project A versus the cost of the outsourcing arrangements. Jim Amaral will address these differences, explaining the net effect on operating expenses going forward.

We have scheduled meetings on September 11 and 18. We will continue to work with Dennis Dutterer, Glen Johnson and Jim Amaral to monitor these costs and continue to look for areas of cost reduction within the Exchange.

The Finance Committee will be busy. We will close the gaps and we will put this exchange on sound financial footing through 2000 and beyond. Thank you


The CBOT urges its members and membership interest holders to read the Registration Statement(s) on Form S-4, including the proxy statement/prospectus contained within the Registration Statement(s), regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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